UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2003

Commission File No. 0-30148

PHOTOCHANNEL NETWORKS INC.
(Translation of registrant's name into English)

506 - 425 Carrall Street, Vancouver, British Columbia V6B 6E3 Canada
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

PhotoChannel Print Model Growing at 30% Monthly

VANCOUVER, BC, CANADA: June 4, 2003 - PhotoChannel Networks Inc. (TSX-V: PNI) ("PhotoChannel" or "Company"), a global digital imaging network company, reports the following:

Since January 2003, the number of prints processed through the Network, and the associated revenues, has increased at a rate of 30% month over month.

The March 31, 2003 interim financial statements are available at www.sedar.com

On June 4, 2003, an officer of the company sold 1,870,000 shares. The proceeds will be reinvested in the Company;

The Company has granted 1,729,264 common share purchase options to certain officers and directors, which are exercisable for a period of five years from the date of grant, at an exercise price of $0.15 per common share, expiring as follows: May 27, 2007 - 1,479,264; and July 18, 2007 - 250,000.

"The Company continues to add significant photofinishing retailers to the PhotoChannel Network", states Mr. Peter Scarth, PhotoChannel Chairman and CEO. "Companies like Black Photo Corporation, Loblaw Companies Limited and Wal-Mart Canada Corp. have chosen PhotoChannel, making us without question the dominant online solution in Canada. These contracts should provide PhotoChannel with the necessary revenues to be profitable within the next year. "

"Over 1200 retail locations now accept print orders from the PhotoChannel Network. We believe that we now offer photofinishing retailers the best solution in the marketplace. The Company is in negotiations with several major retailers as a result of its expanded strategy into the United States and internationally."

PhotoChannel provides this solution exclusively on behalf of photofinishing retailers everywhere for their customers.

The TSX Venture Exchange has neither approved nor disapproved the information contained in this release.

For more information visit www.photochannel.com

PhotoChannel Networks Inc.

Per:/s/ Peter Scarth

Chairman & CEO

Investor Information: 1-800-261-6796

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF
MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

1. PhotoChannel Networks Inc. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 29, 2003 of 5,669,470 units of PhotoChannel Networks Inc., each unit consisting of one common share and one common share purchase warrant, PhotoChannel Networks Inc. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED this 17th day of June, 2003.

PHOTOCHANNEL NETWORKS INC.

By:/s/Robert Chisholm

Financial Officer

Uniprix launches Online Digital Image Printing Service

Utilizing PhotoChannel Networks' technology, Uniprix customers may access www.uniprix.com to order photographic prints online

MONTREAL, QUEBEC and VANCOUVER, BC, June 19, 2003 - Uniprix ("Uniprix") and PhotoChannel Networks Inc. (TSX.V: PNI) ("PhotoChannel") today announced that Uniprix has entered into an agreement with the PhotoChannel Networks Limited Partnership. Under the terms of the agreement, Uniprix is now offering its customers the ability to order prints from their digital camera images via Uniprix Online Photo Centre located at www.uniprix.com

Using the market-leading technology from PhotoChannel, Uniprix now offers one of the most user-friendly Digital Internet photo sites available. Customers who wish to order prints from their digital images, have the option of picking up and paying for their Digital pictures for the same "low price" that Uniprix offers in store at any one of Uniprix's over 200 locations. Online credit card payment is not required.

Working with the exact digital camera print sizes, customer may choose from three different Digital Prints value service programs: Digital Regular size (4 x 5 1/3), Digital V.I.P. size (4 1/2 x 6) and Digital A la Carte.

"With this new Uniprix marketing initiative, consumers will see the ease and efficiency of using the Internet to develop digital quality prints from their digital cameras on real photographic paper, for significantly less than the cost of trying to print them on inkjet media at home", said Dieter Jehle, Director of Advertising and Marketing for Uniprix. "Since millions of digital cameras are now in the marketplace, we felt that our customers should have the ability and ease of ordering their prints online from our Uniprix Online Photo Centre website at www.uniprix.com"

PhotoChannel has integrated its technology with Les Pros de la Photo, so that all prints made from www.uniprix.com are produced on Kodak Paper.

About Uniprix

Uniprix, the second largest retailer in its industry in Quebec, has over 235 Uniprix and Uniclinique locations. In 2002, its sales surpassed the billion-dollar mark.

About PhotoChannel

Founded in 1995, PhotoChannel is a leading digital imaging technology provider for a wide variety of businesses including photofinishing retailers and telecommunications companies. PhotoChannel has created and manages the open standard PhotoChannel Network environment whose focus is delivering digital image orders from capture to fulfillment under the control of the originating PhotoChannel Network partner. There are now over 1400 retail locations accepting print orders from the PhotoChannel system. For more information on the Company visit www.photochannel.com

Investor Information: (800) 261 6796

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHOTOCHANNEL NETWORKS INC.

Date: June 20, 2003

/s/ Robert Chisholm

Chief Financial Officer